NOTICE OF

THE ANNUAL GENERAL MEETING

OF SHAREHOLDERS

TO NEPTUNE TECHNOLOGIES & BIORESSOURCES INC. SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of NEPTUNE TECHNOLOGIES & BIORESSOURCES INC. (the “Company”) will be held at the Sherbrooke Room of Best Western Hotel Châteauneuf Laval, 3655, Autoroute des Laurentides, Laval (Quebec), H7L 3H7, on Friday, November 25th 2005 at 2:00 p.m., for the following purposes :

1.

To confirm and accept to receive a Balance Sheet, dated May, 31st, 2005, from the Company which is made up to a date more than four months;

2.

To receive the annual report presented at the Meeting, the Company’s financial statements for the fiscal year ended May 31st 2005, and the auditors’ report thereon;

3.

To elect the Directors;

4.

To appoint the auditors and authorize the directors to fix their remuneration; and

5.

To transact such matters as may properly be brought before the meeting.

Shareholders may exercise their rights by attending the Annual General Meeting of Shareholders or by completing a form of proxy. Should you be unable to attend the Meeting in person, kindly complete, sign and return the enclosed proxy form to the transfer agent of the Company, namely Trust Banque Nationale Inc., in Montreal, in the envelope provided for that purpose, by the latest at 4:30 p.m., on Thursday, November 24th 2005, in order to insure proper registration of your vote. Refer yourselves to the attached Management proxy circular for further information.

Laval, September 8th, 2005

By order of the Board of Directors,

The Chairman of the Board

(Signed)  Michel Timperio

Michel Timperio